

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2015

Thomas E. Richards
President and Chief Executive Officer
CDW Corporation
200 N. Milwaukee Avenue
Vernon Hills, Illinois 60061

  Re: CDW Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2014
    Filed February 26, 2015
    File No. 1-35985

Dear Mr. Richards:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

1. We note that you aggregate three operating segments which do not meet the quantitative thresholds in ASC 280-10-50-12. Please tell us why these operating segments have similar economic characteristics and share a majority of the aggregation criteria in ASC 280-10-50-11. Please refer to ASC 280-10-50-13.

Key Business Metrics, page 34

2. We note that you exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner from Adjusted EBITDA. We also note your disclosure that adjusted

EBITDA provides helpful information as it is the primary measure used in certain financial covenants contained in your credit agreements. Please include a discussion of: (a) the materiality of the credit agreements and the covenants; (b) the amount or limit required for compliance with the covenant; and (3) the reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity. Please refer to Question 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on the Division's website at http://www.sec.gov/divisions/corpfin/faqs/nongappfaq.htm.

Critical Accounting Policies, page 54

3. Please note that the accounting policy notes in the financial statements should generally describe the method you use to apply an accounting principle; whereas the discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise to include an analysis, to the extent material, of factors such as how you arrived at critical estimates, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. In addition, your disclosure should address sensitivity of the estimate/assumption to change based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations in Release No 34-48960.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Christine A. Leahy, General Counsel